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December 19, 2005	FIRM / AFFILIATE OFFICES Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

Mr. Matt Franker

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington,	DC 20549

Re:	Goodman Global Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-128462)

Dear Mr. Franker:

On behalf of our client, Goodman Global Holdings, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 15, 2005, with respect to the Registrant’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on November 23, 2005 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) revised to reflect changes prompted by your comments. Amendment No. 2 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 2, three of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	We note your response to comment 1 of our letter dated October 18, 2005. Please submit a revised letter containing the representation contained in Shearman & Sterling (July 2, 1993) that broker-dealers participating in the offer have not entered into any arrangement or understanding to distribute the Exchange Notes.

Response: Attached as Exhibit A, please find the revised supplemental letter which was filed with the Commission as correspondence with Amendment No. 2.

Prospectus Summary, page 1

December 19, 2005

2.	We note your response to comment 8 of our letter dated October 18, 2005. The information presented in Tab B of the supplemental materials indicates that UTC’s market share increased by 9.3%, while your market share increased 2.7% and Trane’s market share increased 2.4%. Please reconcile these changes in market share with the statement in your prospectus that “[o]ver the last ten years, we believe we have grown faster than any of our primary competitors,” and revise as appropriate. In addition, if you retain this statement, please revise to indicate that you are referring to market share.

Response: Amendment No. 2 has been revised in response to the Staff’s comment to indicate that the Registrant is referring to market share. In addition in the supplemental materials provided, the Registrant estimates that UTC’s 9.3% growth was mainly attributable to its purchase of Intercity Products and was not through organic growth. Accordingly, the Registrant believes that the statement is accurate.

Use of Proceeds, page 28

3.	We note your response in this section to comment 27 of our October 18, 2005 letter. Please clarify whether your parent, Goodman Global, lent the previous term loan bearing 4% interest maturing on November 21, 2009. If so, please revise here as well as in Certain Relationships and Related Transactions to disclose the information required by Item 404 of Regulation S-K.

Response: The Registrant hereby confirms that its parent, Goodman Global, Inc., was not a lender in the previous term loan. Amendment No. 2 has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis, page 35

Industry, page 36

4.	Please reconcile the statement here and on page 52 that “HVAC industry unit shipments totaled approximately 11.1 million in 2004 with the fact that the sum of the unit sales of “Unitary ACs and Heat Pumps” and “Furnaces, Gas, Warm Air” presented in Tab A of your supplemental materials is 10,920,091.

Response: Amendment No. 2 has been revised in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 38

Identifiable Intangible Assets, page 40

5.	Please amend your critical accounting policies to provide a comprehensive discussion of how you determined the values assigned to the intangible assets recorded in connection with the acquisition. Specifically address the material underlying assumptions you used to determine the fair value of these assets.

Response: Amendment No. 2 has been revised in response to the Staff’s comment.

Liquidity, Capital Resources and Off-Balance Sheet Arrangements, page 44

6.

We note your response to our prior comment 25; however, it does not appear that you have addressed the underlying reasons for changes in your accounts receivable balances. Additionally, please address the significant increase in the allowance for doubtful accounts

December 19, 2005

in 2004. Please amend your filing to include these specific disclosures. Refer to SEC Release 33-8350.

Response: Amendment No. 2 has been revised in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 68

7.	Please confirm, if true, that the $20 million transaction fee paid to Apollo is included in the $68.7 million of acquisition costs on the income statement.

Response: The Registrant hereby confirms that the $20 million transaction fee paid to Apollo was not included in the $68.7 million acquisition costs on the income statement. The amount was part of the transaction costs included in the purchase price. Amendment No. 2 has been revised to clarify the treatment of the Apollo transaction fee.

The Registrant recorded the fee as additional purchase price based on several factors, including the fact that Apollo performed a number of services for this fee and Apollo served as the buy side advisor, the fees for which are generally included in the purchase price. The Registrant also evaluated the reasonableness of the fee and concluded that fee was reasonable. Also, the Registrant noted that the entity who was paid the fee was not the same as the buyer.

In a review of authoritative literature the Registrant noted nothing specifically on topic and as a result the Registrant reviewed common practice. The Registrant noted many private equity transactions include a buyer side fee to the private equity group. In transactions comparable to the Registrant’s, the Registrant noted the fee was included in the purchase price. The Registrant did note other registrants where the fee was not included, but these transactions had different facts. The differentiating factor appears to be tied to whether the entity being paid the fee is the same as the buyer and such a determination appears based on outside participation in the transaction. In the case of the Registrant there was significant outside participation. As noted in the Registration Statement, direct outside party participation was 25%. Additionally, the acquisition was by an Apollo fund which was funded by outside investors. These outside investors agreed to the fees charged by Apollo. As a result the fee was included in the purchase price.

Basis of Presentation, page F-16

8.	We note your reference to a third party appraisal firm for determining fair values of assets required in the acquisition. Please name the expert and provide their consent as required by section 436(b) of Regulation C or delete your reference to them. Please ensure that this reference is not made elsewhere in the filing.

Response: The reference to a “third party appraisal firm” has been deleted in Amendment No. 2.

Note 2 – Significant Accounting Policies – Identifiable Intangible Assets, page F-17

9.	Please tell us and amend your filing to describe how you determined that a useful life of 40 years for your customer relationships is appropriate.

Response: Amendment No. 2 has been revised in response to the Staff’s comment. In support of the Registrant’s statement that it has low turn over rates with its distributors, the Registrant reports that only 11 distributor relationships have terminated within the last 5 years. The great majority of these terminations were initiated by the Registrant.

December 19, 2005

Note 6 – Long Term Debt, page F-27

10.	We reviewed your response to prior comment 43. As previously requested, please amend your filing to disclose that Goodman Global, Inc. does not have any independent assets or operations.

Response: Amendment No. 2 has been revised in response to the Staff’s comment.

Note 11 – Contingent Liabilities, page F-33

Corrective Action Plan

11.	We reviewed your revision relating to prior comment 44. Please supplementally provide us with a roll-forward of your reserve account related to the CAP for all periods presented.

Response: The Registrant hereby supplementally provides the Staff as Exhibit B the roll-forward of the net reserve account related to the corrective action plan.

Part II

Undertakings, page II-3

12.	We note your response to comment 47 of our letter dated October 18, 2005. Your offering, as presently constructed, may continue for longer than 30 days, as contemplated by Rule 415(a). Accordingly, please revise your undertaking disclosure to include all of the information contained in paragraph (a) of Item 512.

Response: Amendment No. 2 has been revised in response to the Staff’s comment.

Exhibits

Exhibit 5.1

13.	We note your response to comments 49 and 50 of our October 18, 2005 letter. We will review the revised legality opinion when it is filed in conjunction with our prior comments. Please take our review of this document into account for your planning purposes.

Response: A revised legality opinion has been submitted in connection with Amendment No. 2 in response to the Staff’s comment.

*                 *                *

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1229 or Ian Schuman of this office at (212) 906-1894.

December 19, 2005

Truly yours,

/s/ Jimmy Wang
Jimmy Wang of Latham & Watkins LLP

cc:	Ben Campbell

Ian Schuman

Greg Ezring